Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON MINES FILES ANNUAL REPORT ON FORM 40-F

Toronto, ON – March 19, 2014… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today announced that it has filed its 2013 annual report on Form 40-F with the U.S. Securities and Exchange Commission (SEC). Denison’s Form 40-F, which includes its audited financial statements for the year ended December 31, 2013, is available on Denison’s website at www.denisonmines.com (on the homepage under “Financial Reports”) and on the SEC’s website at www.sec.gov/edgar.shtml. In addition, Denison has filed its Annual Information Form with Canadian regulatory authorities.

Holders of Denison’s securities may receive a free printed copy of the Company’s most recent Form 40-F and Annual Report, including the audited financial statements, by sending an email request to info@denisonmines.com, by submitting a request online at www.denisonmines.com (under “Contact”), or by writing to Denison Mines Corp., Atrium on Bay, 595 Bay Street, Suite 402, Toronto, ON M5G 2C2, Canada.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia, Niger and Mongolia. Including the high grade Phoenix deposit, located on its 60% owned Wheeler project, Denison’s exploration project portfolio consists of 43 projects and totals approximately 584,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division and is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
President and Chief Executive Officer

Sophia Shane	(604) 689 - 7842
Investor Relations